Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

December 10, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ronald (Ron) E. Alper
Jeffrey Gabor William Demarest Shannon Menjivar

Re:	FG Merger II Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed October 4, 2024 File No. 333-275155

Dear Mr. Danberg:

On behalf of our client, FG Merger II Corp., a Nevada corporation (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on October 4, 2024 (the “Registration Statement”) contained in the Staff’s letter dated October 28, 2024 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1 filed October 4, 2024

Summary, page 1

1.

We note your response to prior comment 3 and that you have deleted the language regarding net tangible assets on page F-7 of the June 30, 2024 unaudited financial statements.  Please clarify why you have retained this language on page F-8 of the December 31, 2023 audited financial statements.

Responses: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-8 in accordance with the Staff’s comment.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Offering Costs, page F-9

16.

We note your response to prior comment 15. Please tell us how you considered that the audited financial statements can be used for other purposes other than preparing for the IPO in your determination that the audit fee is incremental and directly attributable to the offering. In addition, tell us how you considered the second premise outlined in SAB Topic 5A specifically that general and administrative expenses may not be allocated as costs of the offering when forming your conclusion.

Responses: The Company acknowledges the Staff’s comment and advises the Staff that the Company has recorded only the initial immaterial audit fee of $15,000 as deferred offering cost for the period September 20,2023 (inception) to October 10, 2023 because the initial audit engagement is for the sole purpose of including initial audited financial statements in the registration statement of the Company in connection with its IPO. The Company has no other current purpose for getting an audit completed, and neither can the audited financial statements for the 20-day stub period since inception be used for any other purpose (other than IPO registration statement) given the specific purpose of audit engagement. The filing of the registration statement is a direct step toward completing the offering. Hence, the Company views the professional accounting cost incurred as directly attributable towards the IPO. The Company has recorded the deferred offering cost pursuant to the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — Expenses of Offering. The IPO has not been aborted and the Company fully expects to complete the IPO.

The Company incurred other general and administrative expenses, including audit fee for year ended December 31, 2023 and finanaical statement review fee for the nine month period September 30, 2024 that were no considered direct and incremental to the filing of the initial registration statement, , and hence they are expensed through profit and loss.

All future professional accounting fees will continue to be immediately expensed as professional fees expense subsequent to the IPO, and the initial audit fee incurred for th 20 day stub for the filing of the registration statement are the only incremental professional accounting costs associated with the offering.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner